FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Abitibi-Consolidated Inc. ("ACI")

1155 Metcalfe Street

Suite 800

Montreal, Québec

H3B 5H2

Item 2	Date of Material Change

October 29, 2007

Item 3	News Release

A press release was disseminated by CNW Telbec on October 29, 2007 from Montreal, Québec.

Item 4	Summary of Material Change

ACI and Bowater Incorporated ("Bowater") have completed their previously announced merger of equals to form AbitibiBowater Inc. ("AbitibiBowater").

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On October 29, 2007, AbitibiBowater announced that it had completed its previously publicized merger of equals of ACI and Bowater.

Commencing on October 29, 2007, the common stock of AbitibiBowater began trading on the New York Stock Exchange and Toronto Stock Exchange under the ticker symbol “ABH”. AbitibiBowater is a U.S. reporting company, reporting in U.S. GAPP, with headquarters and executive offices located in Montreal, Québec.

As previously announced and as part of the closing of the combination of ACI and Bowater to form AbitibiBowater, Bowater Canada Inc.,  an exchangeable  share public  company subsidiary  of Bowater,  amended  its articles in order to, among other matters, change its name to AbitibiBowater Canada Inc. and change each of its issued and outstanding exchangeable shares for 0.52 of a new exchangeable share. The exchangeable shares, which previously traded on the Toronto Stock Exchange under the symbol “BWX”, are now traded on the Toronto Stock Exchange on a post-consolidation basis under the symbol “AXB” and are exchangeable on a one-for-one basis for shares of AbitibiBowater common stock.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Pierre Rougeau

Senior Vice-President, North American Newsprint Business

(514) 875-2160

Item 9	Date of Report

October 30, 2007